ОАО ЮТК
ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул.Карасунская, 66, г.Краснодар,Россия, 3
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________________

БИК ____________________

Кор. счет ____________________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 26.10.2006г. № 10.2-2/08-4873

на № ________ от ________



...ITIES AND EXCHANGE
...SSION OF THE UNITED
STATES OF AMERICA

450 Fifth Street, NW Washington,
DC 20549, United States

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint -Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the facts that may influence significantly the price of the Issuer's securities.

Please find 1 page enclosed.


SEC MAIL
RECEIVED
PROCESSING
NOV 0 2 2006
WASH, D.C.
203
SECTION

PROCESSED
NOV 0 8 2006
THOMSON
FINANCIAL

A. A. Dobryakov,
Deputy Director General –
Director for Economics and Finance
"Southern Telecommunications Company" PJSC



Notification on the facts

that may influence significantly the price of Joint –Stock Company's securities

"RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD) OF A JOINT-STOCK COMPANY"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

2. Substance

2.1. Date of the meeting of the Board of Directors (supervisory board) of a Joint –Stock Company at which the corresponding decision was adopted: ***23rd October 2006***

2.2. Date and number of the Minutes of the meeting of the Board of Directors (supervisory board) of a Joint –Stock Company at which the corresponding decision was adopted: ***24th October 2006, Minutes № 12.***

2.3. Substance of the decision adopted by the Board of Directors (supervisory board) of a Joint –Stock Company:

1. To terminate the powers of the member of the Management Board Kondrakov Denis Yurievich before the appointed time.

Full name of the corresponding person	Share of the person's stockholding in the Issuer's authorized capital	Portion of the Issue's ordinary shares owned by the person	Share of the person's stockholding in the authorized capitals of the Issuer's affiliates and/or associates	Portion of the common stock of the Issuer's affiliates and/or associates owned by the person	Portion of the common stock of the Issuer and/or its affiliates and associates that can be acquired by such person in accordance with his rights to options of the Issuer and/or its affiliates and associates granted to the person
Kondrakov Denis Yurievich	0	0	0	0	0

2. To appoint Deputy Director General – Director for Economics and Finance of "UTK" PJSC Dobryakov Alexander Anatolievich as a member of the Management Board.

Full name of the corresponding person	Share of the person's stockholding in the Issuer's authorized capital	Portion of the Issue's ordinary shares owned by the person	Share of the person's stockholding in the authorized capitals of the Issuer's affiliates and/or associates	Portion of the common stock of the Issuer's affiliates and/or associates owned by the person	Portion of the common stock of the Issuer and/or its affiliates and associates that can be acquired by such person in accordance with his rights to options of the Issuer and/or its affiliates and associates granted to the person
Dobryakov Alexander Anatolievich	0	0	0	0	0

3. Signature

3.1. Deputy Director General – Director for Economics and Finance ______ (signature) A.A. Dobryakov

3.2. Date " 24 " October 2006 Official seal